UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated July 4, 2023

Commission File Number 001-38018

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Board of Directors and Officers – Changes to Membership

Resignation of a Director

Ms. Dan Li

The board of directors (the “Board”) of Integrated Media Technology Limited (the “Company”) received the letter of resignation from Ms. Dan Li (“Ms. Li”), as a director of the Company, with effect on July 4, 2023. Ms. Li’s resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices.

The Board hereby extends its sincere appreciation for the contribution of Ms. Li to the Company.

Appointment of Directors

Mr. Hazran Mohamed

Effective as of July 4, 2023, the Board of Integrated Media Technology Limited appointed Mr. Hazran Mohamed (“Mr. Mohamed”), aged 52, as an independent director as well as a member of the Audit Committee of the Nomination and Remuneration Committee. Mr. Mohamed meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under U.S. securities laws for membership on the Audit Committee.

Mr. Mohamed has over 15 years of experience as journalist working as news editor for television. Currently he is an independent journalist in Malaysia. From 2020 to 2022, he was the Press Secretary to Minister of Ministry of Rural Development (“KPLB”), a government linked entity in the business of rural development in line with the Malaysian government’s initiative in addressing poverty, improving the quality of life and well-being of the rural community. Prior to joining the KPLB, Mr. Mohamed has worked in senior positions as a Special Officer to Chairman of Tenaga National Berhad (TNB), the national electricity company of Malaysia. From 2016 to 2018 he served as the Head of Corporate Communication for Ministry of Education.

Mr. Mohamed received a Bachelor of Social Science & Malay Literature from University of Malaya.

Muhammad Zubairy bin Husain

Effective as of July 4, 2023, the Board of Integrated Media Technology Limited appointed Mr. Muhammad Zubairy bin Husain (“Mr. Husain”), aged 52, as an independent director as well as a member of the Audit Committee of the Nomination and Remuneration Committee. Mr. Husain meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under U.S. securities laws for membership on the Audit Committee.

Mr. Husain was trained at the Chamber of Dato’ Doctor Ratnam Kamala Nathan. He was called to the Malaysian Bar as an Advocate & Solicitor in 1996. He practiced civil litigation between 1996 and 2000, specializing in medical negligence and accident cases. He then went on to establish his own law firm, Hasif Zubairy & Associates, in 1997 which focused on 5-star hotel line consultation jobs. He ventured into the IT business in 2002 with ITer Niaga Sdn Bhd, which focused on hardware supply and maintenance. He further ventured into the security business providing maritime security services to various business verticals, mainly the oil and gas sector. He was also involved in nation-building activities and received the Bintang Kebaktian Masyarakat (BKM) medal and the Panglima Mahkota Wilayah (PMW) title for his fundraising activities for orphans and single mothers. He is skilled in organization and management, strategic planning, communication, and negotiation.

Mr. Husain received a Bachelor of Laws (Hons.) from National University of Malaysia in 1995.

Both Messrs. Mohamed and Husain do not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 5, 2023

Integrated Media Technology Limited

By:	/s/ Dr. Megat Radzman Bin Megat Khairuddin
Name:	Dr. Megat Radzman Bin Megat Khairuddin
Title:	Chief Executive Officer

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